BALTIMORE GAS AND ELECTRIC COMPANY 110 W. Fayette Street Baltimore, Maryland 21202	RSB BONDCO LLC Suite 202 103 Foulk Road Wilmington, Delaware 19803

                                                June 14, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:     Ms. Hanna T. Teshome
Special Counsel – Division of Corporation Finance

Re:          Baltimore Gas and Electric Company (“BGE”)
RSB BondCo LLC (“RSB BondCo”)
Registration Statement on Form S-3 initially filed March 16, 2007, as amended
(File Nos. 333-141366 and 333-141366-01), (“Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“Securities Act”), BGE and RSB BondCo hereby respectfully request that the Registration Statement referred to above be declared effective at Noon, Eastern Time, on Friday, June 15, 2007, or as soon thereafter as may be practicable.  If it is possible for the Securities and Exchange Commission (“Commission”) to declare the Registration Statement effective earlier than Noon on June 15, 2007, BGE and RSB BondCo would very much appreciate such earlier effectiveness.

BGE and RSB BondCo acknowledge that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve BGE or RSB BondCo from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
they may not assert staff comments on the Registration Statement and the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In making this request for acceleration, BGE and RSB BondCo are aware of their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.  BGE and RSB BondCo have reviewed Rules 460 and 461 under the Securities Act regarding requesting acceleration of a registration statement, and believe that they are in compliance with those Rules.

Very truly yours,

BALTIMORE GAS AND ELECTRICCOMPANY

By:    /s/ Charles A. Berardesco
Charles A. Berardesco
Secretary

RSB BONDCO LLC

By:    /s/ Charles A. Berardesco
Charles A. Berardesco
Secretary